UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 8 November 2018

ASX RELEASE

8 November 2018

KAZIA ANNUAL GENERAL MEETING MATERIALS

Sydney, 8 November 2018 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an Australian oncology-focused biotechnology company, is pleased to provide the Chairman’s Address and CEO presentation which will be discussed at our Annual General Meeting at 10am this morning.

[ENDS]

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (ASX: KZA, NASDAQ: KZIA) is an innovative oncology-focused biotechnology company, based in Sydney, Australia. Our pipeline includes two clinical-stage drug development candidates, and we are working to develop therapies across a range of oncology indications.

Our lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme, the most common and most aggressive form of primary brain cancer in adults. Licensed from Genentech in late 2016, GDC-0084 entered a phase II clinical trial in March 2018. Initial data is expected in early calendar 2019. GDC-0084 was granted orphan designation for glioblastoma by the US FDA in February 2018.

TRX-E-002-1 (Cantrixil), is a third-generation benzopyran molecule with activity against cancer stem cells, and is being developed to treat ovarian cancer. TRX-E-002-1 is currently undergoing a phase I clinical trial in Australia and the United States. Initial data was presented in June 2018 and the study remains ongoing. Cantrixil was granted orphan designation for ovarian cancer by the US FDA in April 2015.

Board of Directors

Mr Iain Ross Chairman, Non-Executive Director

Mr Bryce Carmine Non-Executive Director

Mr Steven Coffey Non-Executive Director

Dr James Garner Chief Executive Officer, Managing Director

KAZIA ANNUAL GENERAL MEETING

8 NOVEMBER 2018

CHAIRMAN’S ADDRESS

Ladies and Gentlemen,

It is my great pleasure to welcome you to the 2018 Annual General Meeting for Kazia Therapeutics Limited. When I spoke at last year’s AGM, I referred on several occasions to the enormous potential that all of us on the Board saw in the company. This year, I am proud to be able to point to some real and important achievements, as the company has begun to deliver on that potential. My fellow directors and I remain certain that Kazia’s best years are ahead, but we feel that the accomplishments of the past twelve months validate our faith and confidence.

Before I say more, I would just like to make a few remarks in respect of my friend and former director of the company, Ian Phillips. Ian joined the Board of Novogen, as it then was, in 2015, and was instrumental in initiating the transformation process that ultimately led to the company as it is today. Ian was an enthusiastic champion of Kazia, a loyal colleague, and an entertaining raconteur. He passed away on 1 October 2018 at home in New York, and will be sorely missed by all who had the good fortune to know him.

Today’s meeting finds the company in the strongest position it has been able to enjoy for some years. Our lead program, GDC-0084, has returned to the clinic, and the phase II clinical study is progressing very well. In addition, we have been almost overwhelmed by interest from clinicians and researchers who wish to explore other uses of the drug. Such collaborations are typically performed substantially at the expense of the institution in question, and so they provide a tremendously cost-effective opportunity for Kazia to gather more data and identify new markets. Two such projects have been launched thus far: a phase I study with St Jude Children’s Research Hospital in a form of childhood brain cancer, and a phase II study with Dana-Farber Cancer Institute in breast cancer that has spread to the brain. Both of these are important studies and they each have the potential to add significant economic value to the GDC-0084 asset. We are grateful to have the opportunity to work with top-tier investigators at such prestigious centres.

Meanwhile, the Cantrixil study continues to progress. We reported promising initial data from this study in June, and the drug has now advanced into a dose expansion cohort which should provide an initial understanding of potential efficacy. The substantial progress in this program is testament to the hard work that has been invested over the last three years to move it forward.

I have said on a number of occasions that the first priority of the Board must be to ensure the long-term financing of the company. To that end, we were very pleased in October to be able to secure significant new investment from high-quality sector-specialist institutional funds as well as our largest shareholder. The proceeds of this capital raise will help to strengthen the company’s balance sheet, and to progress the R&D programs through four data read-outs between now and the end of calendar 2019. However, no less important is the validation that this investment represents. The fact that high calibre healthcare professional investors see the company as an attractive investment opportunity is definitive evidence that we are on the right track.

The Board has also been mindful that existing investors have sometimes felt that they had a raw deal in previous capital raises and therefore we have been determined to protect the interests of existing investors to the fullest extent possible. Our recent financing raised just the necessary funds to progress our programs, no more and no less, and was conducted at a modest discount and with no issuance of warrants. We are satisfied that the new investors share our long-term commitment to the company, and a strong desire to see it succeed, and we are delighted to welcome them to the registry.

As part of our commitment to existing shareholders, we have offered the ability for eligible investors to strengthen their position via a Share Purchase Plan, on the same terms that were offered to institutional investors. We recognise that recent market volatility has taken its toll on many investors, and there is no expectation that shareholders should feel obliged to participate. However, if you do so, you will be following some of the best investors in the business, and your commitment will help to secure the future success of Kazia. All of the directors will be participating in the SPP, and I would commend it to you.

In short, these measures leave Kazia in an enviable position. We have, in GDC-0084, one of the most exciting assets in Australian biotech. That asset is currently in three clinical trials, under the oversight of the US FDA, each of which have the potential to generate transformative clinical data. We are well financed through 2019, enabling us to complete the two GDC-0084 and Cantrixil studies that are wholly funded by Kazia. We have a highly-qualified team, led by our CEO, Dr James Garner. We have a highly efficient business, having dramatically cut cost in previous years. And we have the reassurance of knowing that the value of our pipeline is understood and valued by professional investors.

I thank you again for your ongoing support of the company, and ask you to promote its ongoing success by supporting today’s resolutions. My fellow directors and I remain dedicated to working on behalf of all shareholders to help Kazia become the company we believe it can be. This year has been remarkable, but we can assure you that the best is yet to come.

Presentation to Annual General Meeting of Shareholders Dr James Garner Chief Executive Officer 8 November 2018

Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements, including changes from anticipated levels of customer acceptance of existing and new products and services and other factors. Accordingly, although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Company has no obligation to sales, future international, national or regional economic and competitive conditions, changes in relationships with customers, access to capital, difficulties in developing and marketing new products and services, marketing existing products and services update the forward-looking information contained in this presentation.

Kazia has delivered all milestones for 2018, with high-value data read-outs expected in 2019 GDC-0084 Glioblastoma Multiforme (GBM) Cantrixil Ovarian Cancer Preliminary data from phase 1 study in ovarian cancer Completion of Part A of phase 1 study (safety and dosing)* *Full publication plans to be determined ü Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2018 2019 Receipt of Orphan Drug Designation from US FDA ü Start of phase 2a study in first-line GBM ü Commence potential collaborations in other brain cancers Data read-out from phase 2a study (safety and dosing) Data read-out from phase 2a study (preliminary efficacy) Data read-out from phase 1 study (preliminary efficacy) ü Commence other potential collaborations (TBC) ü

GDC-0084 Phase II Glioblastoma Multiforme

Orphan designation in February 2018 was an important validation for the GDC-0084 program Source: FDA; BIO; KL Miller (2017). Orphanet Journal of Rare Diseases. 12:114 FDA Orphan Designation recognises diseases affecting <200,000 Americans pa Orphan Designation provides benefits to companies throughout a drug’s lifecycle Waiver of PDUFA fees (application fees) at time of submitting an application for marketing authorisation Tax credits for qualified clinical research costs Up to seven years of additional market exclusivity, extending lifetime of product Potential access to orphan drug grants Orphan Designation is usually recognised by investors as value-driving Orphan designation is becoming more common for specialised novel drugs, particularly in areas such as oncology Drugs targeting rare diseases are more likely to be approved… …and small companies usually see a value inflection when Orphan Designation is granted Probability of Success (Phase I to Approval) 8.9% Average increase in company value with grant of orphan designation

The phase 2a study of GDC-0084 in glioblastoma is well underway, with the first cohort fully recruited Note: timelines are estimated and subject to periodic revision based on recruitment performance and treatment effect Step 1 Dose Optimisation Step 2 Expansion Cohort Step 3 Planned Registration Trial ‘Phase 2a’ Component March 2018 1H 2019 2H 2019 Dosing and safety data in newly-diagnosed population Preliminary efficacy signals and additional FDA-required data 6 – 24 patients 12 months 20 patients 6 months (potentially) 2023 Definitive data to support product approval by FDA

Current standard of care is essentially ineffective in approximately 65% of GBM cases

Standard of Care ('Stupp Regimen')

Debulking surgery where possible → Radiotherapy + temozolomide → Temozolomide maintenance therapy

6 weeks | 4w | 6 x 28-day cycles



~35% of patients respond to temozolomide

Extends overall survival from 15 to 22 months

~65% of patients don't respond to temozolomide

Extends overall survival from 12 to 13 months

GDC-0084 is being developed for the ~65% of newly-diagnosed GBM patients who will not respond to existing chemotherapy with temozolomide

For these patients, there is no effective pharmacological treatment currently available

Source: ME Hegi, A-C Diserens, T Gorlia, et al. (2005). *N Engl J Med* 352:997-1003

6

KAZIA THERAPEUTICS

In phase 1, 7 / 27 patients (26%) showed a ‘metabolic partial response’ on FDG-PET Analysis courtesy of Professor Ben Ellingson, UCLA Brain Tumor Imaging Laboratory Pre-Dosing On GDC-0084 Pre-Dosing On GDC-0084

The PI3K class has been further validated with a third approved therapy, but GDC-0084 is unique

GILEAD	BAYER	Verastem	KAZIA THERAPEUTICS
Zydelig (idelalisib)	Aliqopa (copanlisib)	Copiktra (duvelisib)	**GDC-0084**
			
FDA Approved ✓ **July 2014** (blood cancers) [accelerated approval]	FDA Approved ✓ **September 2017** (blood cancers) [accelerated approval]	FDA Approved ✓ **October 2018** (blood cancers) [accelerated approval]	In phase II human trials under US FDA oversight (brain cancer)
Does not cross blood-brain barrier ✗	Does not cross blood-brain barrier ✗	Does not cross blood-brain barrier ✗	Does cross blood-brain barrier ✓
Potentially fatal liver toxicity and diarrhoea ✗	Potentially fatal infections ✗	Potentially fatal infections and diarrhoea ✗	Appears generally safe and well-tolerated thus far ✓

Zydelig
150 mg
film-coated tablets
Idelalisib

Aliqopa

Copiktra
(duvelisib) Capsules

8 KAZIA THERAPEUTICS

Recent data from Novartis at ESMO showed impressive results for PI3K inhibitor in breast cancer Source: Novartis company presentation Alpelisib (BYL719) is a PI3K inhibitor being developed for breast cancer Alpelisib only inhibits the alpha form of PI3K, and was not developed to cross the blood-brain barrier; GDC-0084 inhibits all four types of PI3K and was developed to cross the blood-brain barrier ESMO data showed increase in progression-free survival from 5.7 months to 11.0 months

There are now three ongoing human trials with GDC-0084, each in different forms of brain cancer Preclinical Phase I Phase II Phase III GDC-0084 PI3K / mTOR Inhibitor Licensed from Genentech in October 2016 Diffuse Intrinsic Pontine Glioma (DIPG) (collaboration with St Jude Children’s Research Hospital) Breast Cancer Brain Metastases (BCBM) (collaboration with Dana-Farber Cancer Institute) Glioblastoma Multiforme (GBM) (Kazia-sponsored) Potential future collaborations (to be determined)

Cantrixil Phase I Ovarian Cancer

Cantrixil has now progressed into Part B, and data is expected in calendar 2019 Part A: Dose Escalation 3 to 42 patients in up to 8 cohorts Seeks to establish maximum tolerated dose and understand safety profile Part B: Dose Expansion 12 patients, all at 5 mg/kg Seeks to provide potential efficacy signals ü 3 / 12 (25%) patients now enrolled Additional US site opening mid-November (Rhode Island, USA) Two patients from Part A still receiving treatment

Interim results from Part A of phase I study provide encouraging signals for potential safety and efficacy Complete Response CR Complete disappearance of target lesion on MRI / CT Partial Response PR At least 30% decrease in size of target lesion on MRI / CT Stable Disease SD Between 20% increase and 30% decrease in size of target lesion Progressive Disease PD At least 20% increase in size of target lesion on MRI / CT RECIST Criteria for early-phase oncology studies Study has progressed through most dose levels with only a single patient needed Suggests we will be able to give therapeutic doses with acceptable tolerability Three patients out of five (60%) have experienced ‘stable disease’ Suggests drug may have the potential to slow disease progression One patient has experienced a ‘partial response’ in combination with chemo Suggests possibility Cantrixil may be able to help reverse the course of ovarian cancer Key findings from June 2018 interim analysis 1 2 3

Part A has already shown evidence of activity with one partial responder to date Source: images courtesy of Professor Jim Coward, Icon Cancer Centre October 2017 (baseline) January 2018

Kazia is working closely with IQVIA on leading-edge data analytics to identify potential trial patients Site 004 HIGH ovarian cancer pts (30+) LOW drug use (>39 units) Site 003 HIGH ovarian cancer pts (30+) HIGH drug use (100+ units) Site 001 HIGH ovarian cancer pts (30+) LOW drug use (>39 units)

Company Summary

Kazia is running efficiently, with majority of funds applied directly to R&D Note: R&D – research and development; G&A – general and administrative Largely constant R&D investment… …against significant reduction in G&A costs Expenditure (AU$, millions) $11.1M $9.8M ò 12% Expenditure (AU$, millions) $8.5M $5.6M ò 34%

Kazia is now well-funded to see both programs through key data read-outs in calendar 2019 *NOX shares valued as at October 2018 $9.3M Current assets as at 30 June 2018 ~$3.5M* Shares in Noxopharm (ASX:NOX) $3.4M Proceeds (pre-costs) from institutional placement in Oct 18 Current funding allows:- Completion of phase IIa GDC-0084 trial Completion of phase I Cantrixil trial Working capital into calendar 2020 Multiple opportunities to engage with potential partners and licensees Obtained through IP settlement in Dec 2017 Placement to sector-specialist international investors in Oct 2018 Proceeds of Ongoing Share Purchase Plan

Other companies focused on the PI3K pathway have been highly-valued in the market Single asset company with one PI3K inhibitor in phase I human trials US$ 140 million Market Cap One PI3K inhibitor in phase II human trials, one other drug in phase III, and two in animal testing US$ 430 million Market Cap One PI3K inhibitor in phase II human trials Acquired by big pharma in 2011 for US$ 375 million One PI3K inhibitor approved in October 2018 for certain blood cancers, one other drug in human trials US$ 400 million Market Cap

Kazia has become a compelling investment proposition Lead program, GDC-0084, sourced from Genentech, the world’s most successful cancer drug developer Class of drugs, PI3K inhibitors, is well-validated and resurgent, but GDC-0084 is uniquely differentiated by ability to cross the blood-brain barrier Phase I data shows favourable safety profile and evidence of efficacy; phase II study underway under FDA oversight and with world-class centers of excellence in brain cancer High unmet need for new therapies, with only existing drug effective in just 35% of patients and no front-runner among drugs in development Collaborations progressing in childhood brain cancer and in brain cancer that has spread from elsewhere; largely funded by participating hospitals Second program, Cantrixil, in an ongoing phase I study with preliminary evidence of activity Four data read-outs from clinical trials over calendar 2019, with significant potential to drive financial value and potential partnering Company is well-funded to complete ongoing studies after institutional placement to sector-specialist investors 1 2 3 4 5 6 7 8